SUB-ITEM 77-E   LEGAL PROCEEDINGS
Since October 2003, Federated and related entities (c ollectively, "Federated") and various Federated funds (Funds) have been named as defendants in several class action lawsuits now pending in the United
States District Court for the District of Maryland. T he lawsuits were purportedly filed on behalf of people who purchased, owned and/or redeemed shares of Federat ed-sponsored mutual funds during specified periods beginning November 1, 1998. The suits are gene rally similar in alleging that Federated engaged in illegal and improper trading practices including ma rket timing and late trading in concert with certain institutional traders, which allegedly caused financia l injury to the mutual fund shareholders. Federated without admitting the validity of any claim has reache d a preliminary settlement with the Plaintiffs in these cases. Any settlement would have to be approved by th e Court.
     Federated entities have also been named as defend ants in several additional lawsuits that are now pending in the United States District Court for the We stern District of Pennsylvania. These lawsuits have been consolidated into a single action alleging excess ive advisory fees involving another Federated Fund.
     The Board of the Funds retained the law firm of D ickstein Shapiro LLP to represent the Funds in each of the lawsuits described in the preceding two par agraphs. Federated and the Funds, and their respective counsel, have been defending this litigation
, and none of the Funds remains a defendant in any of the lawsuits (though, the other Fund noted abov e could potentially receive a recovery in the action alleging excessive advisory fees). Additional lawsuits based upon similar allegations may be filed in the future. The potential impact of these lawsuits, all of which seek monetary damages, attorneys' fees and expenses, and future potential similar suits is uncert ain. Although we do not believe that these lawsuits will have a material adverse effect on the Funds, ther e can be no assurance that these suits, ongoing adverse publicity and/or other developments resulting from the allegations in these matters will not result in increased Fund redemptions, reduced sales of Fund
Shares or other adverse consequences for the Funds.

	- 1 -
		US_ACTIVE-103548226.1-CCRYAN 4/23/10
 12:24 PM